

25002178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52982

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2024 (MM/DD/YY) AND ENDING December 31, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Monere Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 N. Martingale Road, Suite 450
(No. and Street)

Schaumburg	Illinois	60173
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arthur F. Harmon	312-585-3850	aharmon@monereinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA PC
(Name – if individual, state last, first, and middle name)

125 E Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Bono, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Monere Investments, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
ANDREW JANUSZ WYKRETOWICZ
Notary Public, State of Illinois
Commission No. 987427
My Commission Expires February 22, 2028

Notary Public

Signature:

Title:
Chaiman & CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Stockholders of Monere Investments Inc

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monere Investments Inc as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Monere Investments Inc as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Monere Investments Inc's management. Our responsibility is to express an opinion on Monere Investments Inc's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monere Investments Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Monere Investments Inc's auditor since 2024.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2025

MONERE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$ 364,444
Receivable from broker	520,556
Commissions receivable	81,112
Prepaid expenses	50,846
Other assets	2,537
Total Assets	$ 1,019,495

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to affiliates	$ 75,335
Commissions payable	99,556
Accounts payable and accrued expenses	186,034
Total Liabilities	360,925
STOCKHOLDERS' EQUITY:	
Common stock, no par value, $10 stated value, authorized 10,000 shares, 1,000 shares issued and outstanding	10,000
Additional paid-in capital	1,910,339
Accumulated deficit	(1,261,769)
Total Stockholders' Equity	658,570
Total Liabilities and Stockholders' Equity	$ 1,019,495

See Notes to Statement of Financial Condition.

MONERE INVESTMENTS, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Business

Atrium Trading, Inc., an Illinois corporation was incorporated under the laws of the State of Illinois on October 1, 2000. The name of Atrium Trading, Inc., was changed to Monere Investments, Inc. (the "Company") on September 17, 2014. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA). The Company's primary business purpose is to provide an avenue for its clients for self-directed trading of various asset classes including securities and insurance-based products for a commission.

Effective August 28, 2014, the Company became a wholly owned subsidiary of Monere Holdings, Inc. ("MHI"). MHI was organized in Illinois on June 5, 2014 and is 100% owned by employees of the Company.

Clearing Agreement

The Company, under Rule 15c3-3 (k) (2) (ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organization of which the Company is a member.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued:

Income Taxes

The Company has elected to be taxed as a Qualified Subchapter S Subsidiary under the provisions of the Internal Revenue Code. Under these provisions, the Company does not pay federal income taxes but is subject to Illinois State Replacement Tax. MHI is responsible for reporting the Company's share of profit and loss on its income tax returns.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax exemptions by major taxing authorities for the years before 2021. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2024.

Financial Instruments Valuation

In accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs - Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the assets or liability, either directly or indirectly.

Level 3 Inputs - Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if, any, market activity. These inputs require significant management judgement or estimation.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued:

Financial Instruments Valuation - continued:

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower that the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2024, the Company held no Level 1, Level 2 or Level 3 investments.

Financial Instruments - Credit Losses:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit loss model. The amendments are effective for fiscal years beginning after December 15, 2019. The Company has evaluated the impact this ASU had on its financial statement. No material impact was noted during the evaluation process.

2. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2024, the Company had net capital of $605,163 which was $505,163 in excess of the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.60 to 1; according to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

3. RELATED PARTY TRANSACTIONS:

The Company has an expense sharing agreement with MHI under which shared office, employee and fixed asset costs are allocated between the entities based upon estimated usage. As part of this agreement during the year ended December 31, 2024 the Company paid expenses for MHI totaling $12,772. The Company also pays expenses on behalf of its affiliates from time to time outside of the expense sharing allocation. During the year ended December 31, 2024 such expense paid by the Company on behalf of MHI totaled $185,000. During the year ended December 31, 2024 the Company made payments to MHI totaling $4,000. The agreement also requires the Company pay MHI a management fee in any profitable month. During the year ended December 31, 2024 such payments totaled $515. At December 31, 2024 the Company was indebted to MHI in the amount of $6,035, which is included in payable to affiliates on the Statement of Financial Condition.

The Company also has expense sharing agreement with Monere Wealth Management, Inc. ("MWM"), a sister subsidiary of MHI. Under that agreement shared office, employee and fixed assets costs are allocated between the entities based on estimated usage. As part of this agreement during the year ended December 31, 2024 the Company paid expenses for MWM totaling $9,800. The Company also pays expenses on behalf of its affiliates from time to time outside of the expense sharing allocation. During the year ended December 31, 2024 such expenses paid by the Company on behalf of MWM totaled $127,000. During the year ended December 31, 2024 certain income was received on behalf of MWM and certain expenses were paid on behalf of MWM by the Company. The expense sharing agreement also requires MWM pay the Company a management fee in any profitable month. Under the provision of the agreement MWM paid the Company $639,300, during the year ended December 31, 2024, which is included in other income on the Statement of Operations. During the year ended December 31, 2024 the Company made payments to MWM totaling $5,000. At December 31, 2024 the Company was indebted to MWM in the amount of $69,300, which is included in the payable to affiliates on the Statement of Financial Condition.

4. FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES:

In the normal course of business, the Company's activities through its clearing broker involve execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfil the customer's obligations. In addition, the Company bears the risk of financial failure by its clearing broker.

The Company also maintains its cash balances in two financial institutions, which at times may exceed federally insured limits. As of December 31, 2024, the Company had amounts of $44,298 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

5. CREDIT CONCENTRATION:

At December 31, 2024, a significant credit concentration of approximately $521,000 is held at the clearing broker (see note 7). Management does not consider the risk associated with the balances held at the clearing broker to be significant.

6. EMPLOYEE BENEFIT PLAN:

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company has elected to make contributions of approximately $7,080 to the plan and is not the trustee of the plan assets. Employee contributions made to the plan during the year ended December 31, 2024 approximated $154,124.

7. RECEIVABLE FROM BROKER:

Amounts receivable from broker at December 31, 2024 consist of deposits of $100,000 and commissions receivable of $420,556.

8. GUARANTEES:

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligation under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contractual obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement.

9. SINGLE REPORTABLE SEGMENT DISCLOSURE:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and insurance businesses. The Company has identified its CEO as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

10. SUBSEQUENT EVENTS:

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

MONERE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

DECEMBER 31, 2024

CONTENTS